Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 17, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson Q4 Results


Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden



PRESS RELEASE                                                   January 17, 2007


Record quarter caps a record year for Sony Ericsson

Q4 Highlights:

               * Year-on-year volume & sales growth of over 60%
               * Income before tax up 144% year-on-year
               * Hit products drive market share gains


2006 Highlights:

               * Volume & sales grow to 74.8 million units and 10,959 million
                 Euros respectively, double the global market growth rate
               * Income before taxes grows to 1,298 million Euros
               * 60 million music enabled phones, including 17 million Walkman phones sold
               * Strong growth in Latin America, Asia Pacific and Europe


The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter ended December 31, 2006 is as follows:

                                  Q4 2005   Q3 2006   Q4 2006     FY05      FY06
                                  -------   -------   -------    -----    ------
Number of units shipped (million)   16.1      19.8      26.0     51.2       74.8
Sales (EURO m.)                    2,310     2,913     3,782    7,268     10,959
Income before taxes (EURO m.)        206       433       502      512      1,298
Net income (EURO m.)                 144       298       447      350        997


Units shipped in the quarter reached 26.0 million, a 61% increase compared to the same period last year, generating significant year-on-year market share gains. Sales for the quarter were Euro 3,782 million, representing a year-on-year increase of 64%. Income before taxes for the quarter was Euro 502 million representing a year-on-year increase of 144%. Net income for the quarter was Euro 447 million.

Sony Ericsson increased market share during the quarter due to the continued success of products such as the K800/K790 Cyber-shot(TM) phone and Walkman(R) phone line-up. Average Selling Price (ASP) was slightly higher than expected due to more favourable than expected market conditions and continuing strong demand for Sony Ericsson's hit model handsets. Particularly strong growth in emerging markets in Latin America and Asia Pacific, as well as in Europe, illustrates Sony Ericsson's success at expanding the portfolio to increase market share in new markets with attractive mid-tier products, and without undermining profitability.

"The fourth quarter saw Sony Ericsson finish a strong year with record volumes, sales and net income due to the soaring popularity of our imaging and music phones. Earlier investments in R&D and marketing have enabled us to expand the portfolio and strengthen the brand to increase consumer and operator appeal. Our target is to become one of the top three players in the industry, and the momentum we established in 2006 makes this an achievable ambition," said Miles Flint, President of Sony Ericsson.

Sony Ericsson estimates the 2006 global handset market as being around 980 million units, higher than previous forecasts of over 950 million units for the year. On this basis the company believes it has outperformed the market during the quarter, gaining around 1% of market share sequentially, to achieve a global market share of approximately 9% during Q4. In Q4 2006 Sony Ericsson grew market share slightly over 2% against the same period for the previous year.

During the fourth quarter Sony Ericsson announced it had reached agreement in principle to acquire the Swedish software company UIQ Technology AB, a wholly owned subsidiary and business of Symbian Ltd. Sony Ericsson expects the transaction to be completed during the first quarter 2007.

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation.

- ENDS -

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs over 7,500 people worldwide, including R& D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.

Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Takao Yuhara (Tokyo) +81 3 5448 2180
Shinji Tomita (London) +44 207 444 9713

Press/Media
Ericsson External Relations
Ase Lindskog (Stockholm) +46 8 719 9725

Sony Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862


This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.